Shelley Detwiller DiGiacomo
(602) 222-4991
sdd@eblawyers.com

May 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Plattner

Re:	CLS Holdings USA, Inc. (the “Company”)
Schedule 13E-3/A filed May 20, 2025
File No. 005-89292
Preliminary Proxy Statement filed May 20, 2025
File No. 000-55546

Dear Mr. Plattner:

The following is in response to the comments set forth in your letter dated May 20, 2025. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Schedule 13E-3/A filed May 20, 2025; PRER14A filed May 20, 2025

General

1.	We note your response to prior comment 12. Please provide disclosure regarding the terms of the loans that is fully responsive to the requirements set out in Item 1007(a)-(d) of Regulation M-A, and please file as exhibits to the Schedule 13E-3 any documentation that is required to be provided under Item 1016(b).

Response

We have added disclosure describing the expected terms of the loans to the Preliminary Proxy Statement under “SPECIAL FACTORS—Purpose and Reasons for the Reverse Stock Split” and added a copy of the form of secured promissory note as Exhibit 99.2 to the Schedule 13E-3.

2800 NORTH CENTRAL AVE. | STE 1200 | PHOENIX, AZ 85004 | 602.271.9090 TEL | 602.222.4999 FAX | EBLAWYERS.COM

Engelman Berger, P.C.
Attorneys At Law

May 28, 2025

2.	Please furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction. See Item 1007(c) of Regulation M-A.

Response

We have added a table and narrative disclosure detailing the fees and expenses associated with the transaction in the Preliminary Proxy Statement under “SPECIAL FACTORS—Purpose and Reasons for the Reverse Stock Split.”

3.	We note your response to prior comment 15. It is our impression that the Independent Committee had access to the Houlihan presentation. Please therefore file such presentation as an exhibit to the Schedule 13E-3.

Response

We have added additional details from the Houlihan presentation to the Preliminary Proxy Statement under “DELIBERATIONS OF THE INDEPENDENT COMMITTEE.” We have also added a copy of the Houlihan presentation to the Independent Committee as Exhibit 99.4.

4.	We note your response to prior comment 19. However, given the level of Mr. Koretsky’s share ownership, and our understanding of his role as a lender to the Company both historically and with respect to the current transaction, we believe that he should be considered an affiliate engaged in the Rule 13e-3 transaction. Therefore, please add him as a filing person to the Schedule 13E-3, and provide required disclosure accordingly, or, alternatively, provide a detailed legal analysis as to why he should not in fact be considered an affiliate engaged in the Rule 13e-3 transaction.

Response

We have reconsidered our classification of Mr. Koretsky in light of your comments and have elected to consider him to be an affiliate. We have added Mr. Koretsky as a filing person to the Schedule 13E-3. We have also revised our disclosure about Mr. Koretsky in the table of 5% or greater stockholders in the Preliminary Proxy, provided information about Mr. Koretsky under “COMPANY INFORMATION—Information about our Officers and Directors and Affiliated Shareholder” in the Preliminary Proxy, and made more specific disclosures about his potential conflicts of interest under “POTENTIAL CONFLICTS OF INTEREST OF OFFICERS, DIRECTORS AND CERTAIN AFFILATED PERSONS” in the Preliminary Proxy.

5.	Please see the previous comment. We note the disclosure on page 10 indicating that all shareholders aside from the officers and directors are unaffiliated. In light of Mr. Koretsky’s apparent status as an affiliate, please delete such statement, or advise.

Response

Please see our response to Comment 4. We have revised to indicate that Mr. Koretsky is an affiliate and added additional disclosure.

Engelman Berger, P.C.
Attorneys At Law

May 28, 2025

6.	We note the following statement on page 10: “The majority of the unaffiliated security holders present in person or by proxy at the Special Meeting will determine whether the reverse stock split transaction is approved.” This statement appears to be inconsistent with statements on pages 2 and 4 that indicate that Proposal 1 requires only the approval of votes representing a majority of the shares entitled to vote and represented at the meeting in person or by proxy. If true, please confirm that the latter disclosure is correct, and delete the statement on page 10. Otherwise, please advise. In addition, and relatedly, please provide a clear statement that is responsive to the disclosure requirement of Item 1014(c) of Regulation M-A.

Response

We have revised this disclosure to clarify that a majority of the security holders present in person or by proxy at the Special Meeting will determine if the reverse stock split transaction is approved. We have added disclosure to indicate that the transaction has not been structured to require the approval of the majority of unaffiliated security holders.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at 602-222-4991.

Sincerely,

Engelman Berger, P.C.

/s/ Shelley Detwiller DiGiacomo
Shelley Detwiller DiGiacomo